SampleServe, Inc.
Balance Sheets
(Unaudited)

	December 31, 2019	December 31, 2018
ASSETS		
Cash	$ 25,783	$ 317,321
Total current assets	25,783	317,321
Tools and Equipment	65,584	32,961
Vehicles	21,013	12,313
Accumulated Depreciation	(45,815)	(35,378)
Total fixed assets	40,781	9,895
Web Site Development	896,778	338,317
Note Receivable	25,425	25,425
Capitalized Financing Cost	12,500	-
Other Asset	800	800
Accumulated Amoritization	(429,274)	(144,284)
Total other assets	506,230	220,258
Total assets	$ 572,794	$ 547,475
LIABILITIES AND SHAREHOLDERS' EQUITY		
Payroll tax payable	$ -	$ (16)
Total current liabilities	-	(16)
Loan 1	36,000	-
Loan 2	65,000	-
Note Payable	-	300,000
Total long-term liabilites	101,000	300,000
Total liablities	101,000	299,984
Commitments and contingencies	-	-
Common stock, par value $0.0001; 7,046,264 shares authorized, 3,691,000 issued and outstanding	369	369
Preffered stock, par value $0.0001; 2,046,264 shares authorized, 1,876,075 issued and outstanding	1,060	91
Paid-in-capital	1,981,120	732,088
Accumulated deficit	(1,510,755)	(485,057)
Total shareholders' equity	471,794	247,491
Total liabilities and shareholders' equity	$ 572,794	$ 547,475